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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Questrade USA, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5700 Yonge St. Suite 1900
(No. and Street)

North York	ON	M2M 4K2
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Neal Hsieh	416-227-7646x.5983	nhsieh@questradeusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

333 Bay St. Suite 4600	Toronto	ON	M5H 2S5
(Address)	(City)	(State)	(Zip Code)

	85
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Kholodenko, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Questrade USA, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: President & CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Questrade USA, Inc.:

We have reviewed management's statements, included in the accompanying Questrade USA, Inc.'s Exemption Report (the "Exemption Report"), in which (1) Questrade USA, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), (the "exemption provision"); and (2) the Company stated that it met the identified exemption provisions from January 1, 2023 to December 31, 2023, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 27, 2024

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Questrade USA, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Questrade USA, Inc. (the Company) as of December 31, 2023, the related statements of income, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 27, 2024

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

December 31, 2023

	2023
Assets	
Current assets:	
Cash	$ 196,545
Due from affiliate (note 4)	9,737
Prepaid expenses	3,053
	$ 209,335
Liabilities and Stockholder Equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 28,978
Due to affiliate (note 4)	10,662
Income taxes payable	492
	40,132
Long-term liabilities:	
Subordinated loan (note 3)	–
Interest payable on subordinated loan (note 3)	–
	–
Stockholder equity:	
Common shares (note 5)	137,009
Additional paid-in capital	2,184
Retained earnings	30,010
	169,203
	$ 209,335

See accompanying notes to financial statements.

On behalf of the Board:

DocuSigned by:
Edward Kholodenko
58DD7EE91C6E4F7... Director

DocuSigned by:
[signature]
D58306D07EF4418... Director

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Income
(Expressed in U.S. dollars)

Year ended December 31, 2023

	2023
Revenue:	
Service fees (note 4)	$ 107,323
Interest	2,762
Foreign currency translation gains	3,302
Total revenue	113,387
Expenses:	
Professional fees	71,290
Office and sundry (note 4)	27,019
Insurance	1,162
Interest on subordinated loan (note 3)	11,000
Bank charges	1,104
Total expense	111,575
Income before income taxes	1,812
Income tax expense (note 6)	492
Net income	$ 1,320

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Changes in Stockholder Equity
(Expressed in U.S. dollars)

Year ended December 31, 2023

	Common shares	Additional paid-in capital	Retained earnings	Total
Balance, January 1, 2023	8	2,184	28,690	30,882
Net income	–	–	1,320	1,320
Issuance of common shares (note 5)	137,001	–	–	137,001
Balance, December 31, 2023	$ 137,009	$ 2,184	$ 30,010	$ 169,203

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(Expressed in U.S. dollars)

Year ended December 31, 2023

Balance, January 1, 2023		70,000
Repayment of subordinated loans (note 3)		70,000
Balance, December 31, 2023	$	–

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended December 31, 2023

	2023
Cash flows (used in) provided by operating activities:	
Net income	$ 1,320
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Due from affiliate	1,913
Prepaid expenses	(1,581)
Accounts payable and accrued liabilities	6,393
Income taxes payable	(52)
Interest payable on subordinated loan	(56,001)
Due to affiliate	10,662
Net cash (used in) provided by operating activities	(37,346)
Cash provided by financing activities:	
Repayment of subordinated loans	(70,000)
Proceeds of issuance of common share	137,001
Cash provided by financing activities	67,001
Cash, beginning of the year	166,890
Net increase in cash for the year	29,655
Cash, end of year	$ 196,545

See accompanying notes to financial statements.

Questrade USA, Inc. (the "Company") was incorporated on September 26, 2007, under the Business Corporations Act of Ontario and commenced operations on January 31, 2009, as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer and is a wholly-owned subsidiary of Questrade Financial Group Inc. (the "Parent").

Currently, the Company does not carry securities accounts for customers or perform custodial actions for customers' securities and is exempt from SEC Rule 17a-13 pursuant to SEC Rule 15c3-3(k)(2)(ii).

1. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and were applied consistently throughout the year.

(b) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

(c) Revenue recognition:

The Company earns service fees and interest income. The Company recognizes service fees by enabling Questrade, Inc. ("QI"), a commonly controlled company, a market participant ID, as outlined in the Service Agreement, dated January 1, 2011. Interest income is recognized when earned.

1. Significant accounting policies (continued):

(d) Foreign currency translation:

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the statement of financial condition date. Revenue and expenses are translated at the exchange rate prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in net income in the statement of income.

(e) Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(f) Adoption of new accounting standards:

The Company monitors new standards, amendments to standards and interpretations, which are relevant to the Company. The Company did not adopt any new accounting standards for the year ended December 31, 2023.

2. Financial instruments:

(a) Credit risk:

Credit risk is the risk that counterparties to transactions do not fulfill their obligations. The Company manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. During the year, the Company's most significant counterparty concentration comprised of cash on deposit at reputable Canadian financial institutions and receivables from QI, a commonly controlled company.

2. Financial instruments (continued):

(b) Fair values of financial instruments:

The fair values of financial instruments approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

(c) Foreign currency risk:

Foreign currency risk arises from the possibility that changes in the price of foreign currencies will result in losses. The Company is exposed to foreign currency risk in that certain of its financial instruments at the statement of financial condition date are denominated in Canadian dollars ("CAD"). As such, when they are ultimately settled, the number of U.S. dollars received may differ from the carrying amount. Based on the Company's exposure to CAD as at December 31, 2023, the Company would have a foreign currency gain/loss of $7,864 if USD decreased/increased by 5% in value against the CAD.

(d) Liquidity risk:

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. As at December 31, 2023, the Company has sufficient cash to meet its financial obligations.

3. Subordinated loan:

The Company had a subordinated loan with the Parent which incurred interest at a rate of 17.143% per annum. During the year ended December 31, 2023, the Company fully repaid the subordinated loan principal of $70,000 and cumulative accrued interest of $56,001. The pre-payment of the subordinated loan is covered by an agreement that has been approved by FINRA.

In connection with the Company's subordinated loan from the Parent, interest expense in the amount of $11,000 was incurred. By December 31, 2023, no interest remained payable, as the subordinated loan was fully repaid during the year ended December 31, 2023. This payment included the current year's interest expense and existing outstanding interest payable from prior years. These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

(Expressed in U.S. dollars)

4. Related party transactions:

On August 31, 2011, the Company and QI entered into an Expense Sharing Agreement (the "Agreement"). In accordance with the Agreement, charges and payments for the shared expenses in each fiscal year are based on an amount equal to the agreed upon rates as defined. For the year, the total amount of shared expenses charged to the Company by QI totaled $23,712 and is included under office and sundry in the statement of income.

On January 1, 2011, the Company and QI entered into a service agreement to maintain FINRA registration in good standing. For the year, the Company provided QI with this service in the amount of $107,323, of which $9,737 remained receivable as at December 31, 2023.

During the year ended December 31, 2023 the Parent paid for a mandatory anti-money laundering effectiveness review on behalf of the company in the amount of $10,662. This balance has been included as due to affiliate in the statement of financial condition.

5. Common shares:

During the year ended December 31, 2023, the Company issued 1,370,010 common shares to the Parent in exchange for cash consideration of $137,001. The Company has an unlimited number of authorized common shares, of which 1,370,090, are issued and outstanding.

6. Income taxes:

There is no material difference between the amount of the provision for income taxes and the amount computed by multiplying income before taxes by the statutory Canadian tax rate of 26.5%.

7. Economic dependence:

For the year ended December 31, 2023, 94.65% of revenue was earned from QI, a commonly controlled company.

(Expressed in U.S. dollars)

8. Net capital requirement:

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate debit items arising from customer transactions. As of December 31, 2023, the Company had net capital of $146,977, which exceeded minimum net capital requirements by $141,977.

9. Contingencies:

In the normal course of business, the Company may be involved in litigation. As at December 31, 2023, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

10. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2023 and through to February 27, 2024 which is the date the financial statements were issued. During the year, there have been no events that would require recognition in or disclosure in the financial statements.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended December 31, 2023

Total stockholder equity from statement of financial condition	$ 169,203
Deductions:	
Prepaid expenses	3,053
Due from affiliate	9,737
	12,790
	156,413
Haircut on unhedged foreign currencies	9,436
Net capital	$ 146,977
Basic net capital requirement:	
Greater of:	
(i) Minimum net capital required, based on aggregate indebtedness	$ 2,675
(ii) Minimum net capital	5,000
Net capital requirement	$ 5,000
Excess net capital	$ 141,977
Aggregate indebtedness	$ 40,132
Percentage of aggregate indebtedness to net capital	27.30%

The above calculation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2023, filed by the Company on form X-17A-5 with the SEC and the FINRA on January 18, 2024.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Schedule II - Computation of Determination of Reserve Requirement Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended December 31, 2023

The Company is exempt from Rule 15c3-3 of the Act, in that the Company's activities are limited to those set forth in the conditions for exemption appearing under paragraph (k)(2)(ii) of that Rule.

QUESTRADE USA

5700 Yonge St., 19th floor
Toronto, Ontario, M2M 4K2

T 416.227.9876, Toll Free 1.888.783.7866
F 416.227.0078, support@questrade.com

Questrade USA. Inc.'s Exemption Report

February 27 2024

Questrade USA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4).
To the best of its knowledge and belief, the Company states it has met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) (2) (ii) from January 1, 2023 to December 31, 2023, without exception.

Very truly yours,
Questrade USA, Inc.

DocuSigned by:
Edward Kholodenko
58DD7EE9100C4F7...

Mr. Edward Kholodenko
Chief Executive Officer

DocuSigned by:
Neal Hsieh
9A750638A09E498...

Mr. Neal Hsieh
Chief Financial Officer